March 3, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Arcom

      Registration Statement on Form S-1 Amendment No. 2

      Filed January 13, 2017

      File No. 333-215459

Ladies and Gentlemen:

This letter sets forth the responses of Arcom (“Company”) to the letter of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the letter of February 8, 2017.

General

1.             Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company supplementally advises the Staff that no written communications, as defined in Rule 405 under the Securities Act, have been provided to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials to the Staff supplementally.

2.             You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have nominal operations, nominal assets and no revenues to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

Response: We do not believe that Arcom is a “shell company” as defined in Securities Act Rule 405 of Regulation C under the Securities Act, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Arcom can be classified as having “no or nominal operations”.  Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Arcom devoted a significant amount of time to the development of its business. In furtherance of the planned business, Arcom developed its landing page ww.arcomcorp.com, defined a specific market where it can sell its bow ties and developed twelve-month business plan.  Additionally, we have started to negotiate agreements with potential customers and signed agreement with Dong Clothing Co., Ltd. and generated limited revenue of $500 from selling its products to this customer. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

3.             Your filing indicates that you are a development stage company with limited operating activities, no revenues, no arrangements for additional financing and nominal assets consisting of cash. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

Response: The registration statement was revised.

4.             We note that this amendment was filed only in marked form. Please ensure that your next amendment includes a clean copy, which is not marked to show changes, and a marked copy that does indicate the changes you have made.

Response: The amendment was filed as required.

Front Cover Page of Prospectus

5.             Please include the total amount of proceeds you may receive from this offering on the prospectus cover page. See Item 501(b)(3) of Regulation S-K.

Response: The total amount of proceeds was included.

6.             Please highlight the cross reference to the risk factors section by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

Response: The reference to the risk factors was highlighted.

Prospectus Summary, page 5

7.             Please remove the disclosure that advises investors that information is accurate only as of the date of the prospectus regardless of the time of delivery of the prospectus or any sale of the common stock. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Response: The disclosure was removed.

Emerging Growth Company, page 8 Implications of being an emerging growth company - the JOBS Act, page 8

8.             We note that on page 8, you have irrevocably opted out of the extended transition period for complying with new and revised accounting standards, but on page 14 you indicate that you are choosing to take advantage of the extended transition period and your financial statements may not be comparable to those of companies that comply with public company effective dates. Please reconcile these inconsistencies.

Response: The inconsistencies were reconciled.

Risk Factors, page 9

9.             Please add a risk factor disclosing that your auditor has issued a going concern opinion on your audited financial statements.

Response: The risk factor was added.

Plan of Distribution, page 20

10.        Please provide sufficient disclosure on the manner in which the securities will be offered. For example, indicate whether investors will be solicited through direct mailings, exclusively through personal contact, or investment meetings. Please provide us copies of any materials that you intend to use to solicit investors.

Response: The disclosure was provided.

Business, page 22 General

11.        We note that you are a Nevada corporation that plans to operate in China. Please include a discussion of the regulatory approval process in China, including anticipated hurdles, if any, and the estimated timeline for approval. In addition, please address whether you expect to be required to register or amend any prior registration under the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign- invested Enterprises, consider including discussion in your risk factor section, as necessary. Please advise whether you have obtained opinion from PRC counsel regarding your compliance with PRC regulations.

Response:  As to the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises (the “Interim Measures”), we understand that the Company is required to submit notice filings regarding operations as a foreign-invested enterprise.  We have not yet submitted any such filing, but we do intend to comply with the Interim Measures by submitting a notice filing regarding our establishment as a foreign-invested enterprise as soon as practicable.  We do not anticipate any regulatory hurdles in doing so as (1) the notice filing is not required to be filed prior to the date of the foreign investment and may be filed thereafter, and (2) with the implementation of the Interim Measures, PRC governmental approval is no longer a precondition for the effectiveness of a filing.  We have not retained PRC counsel to explain PRC regulations, including the Interim Measures, but we do anticipate doing so as soon as available funds permit.

We have updated the registration statement to include disclosure regarding the foregoing, including adding disclosure in our “Corporate History” section, and adding a risk factor detailing the implications of the Interim Measures.

Interest of Named Auditor and Counsel, page 23

12.        Please also identify Thayer O’Neal Company LLC as an expert, since they audited your financial statements for the period from inception (September 26, 2016) to October 31, 2016. Refer to Item 509 of Regulation S-K.

Response: Thayer O’Neal Company LLC was identified as an expert.

Corporate History, page 23

13.        Please clearly describe the equipment you purchased from Hangzhou Friever Imp & Exp Co., Ltd.

Response: The statement was revised and equipment was described.

Equipment and Raw Materials, page 24

14.        Please disclose the sources and availability of raw materials. See Item 101(h)(4)(v) of Regulation S-K.

Response: The disclosure was added.

Operational Plan, page 24

15.        We note your disclosure that your agreement with Dong Clothing Co., Ltd. allows you to renew the agreement for two additional one year terms at your discretion and is open to being renewed further should you prove to be successful. It does not appear that these renewal terms are reflected in your agreement filed as Exhibit 10.2. Please advise. Also, please disclose here and on page 26 the material terms of your agreement including the $500 minimum purchase order per your existing agreement.

Response: The disclosure was added and the statement was revised.

16.        Please clarify whether you intend to produce your products in China or the United States. Please also describe the market(s) that you intend to sell your products. See Item 101(h)(4)(i) of Regulation S-K.

Response: The information was clarified.

Employees and Employment Agreements, page 27

17.        We note your disclosure here that you have no employees. However, one page 32 you state that Ms. Ping is your only employee. Please reconcile these inconsistencies.

Response: The statement was revised.

Plan of Operations, page 29

18.        Please significantly revise the Plan of Operation to describe with specificity your plan for the next twelve months. Provide more detail regarding your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations. Please discuss the likely alternatives for satisfying your capital needs.

Response: The Plan of Operation was revised.

19.        We note disclosure throughout the registration statement that your sole director and officer loaned you $3,100. Please disclose here and on page34, if true that the $3,100 was pursuant to the $40,000 loan agreement filed as Exhibit 10.3.

Response: Our sole officer and director has loaned to Arcom $12,900 pursuant to the $40,000 loan agreement filed as Exhibit 10.3.

Directors, Executive Officers, Promoters and Control Persons, page 31

20.        Please revise Ms. Ping’s business experience to include all business experience during the past five years, including the dates of employment. Please also disclose the principal business of any corporation or other organization by which Ms. Ping was previously employed in the past five years. We refer you to Item 401(e)(1). Also, please clearly disclose the nature of the work and responsibilities Ms. Ping has had the five years she has worked in the fashion industry.

Response: The business experience of Ms. Ping was revised.

Financial Statements Statement of Operations, page F-4

21.        You indicate that your weighted average number of basic and diluted shares outstanding was 49,315. Given that your issuance 3,000,000 shares on October 26, 2016, please tell us how you calculated your weighted average number of shares for the period from September 26, 2016 (Inception) to October 31, 2016. Please advise or revise accordingly.

Response: The Calculations is as following 3,000,000*(6/365)=49,315, where 3,000,000 shares is an issuance of shares on October 26, 2016 and 6 is quantity of days from issuance to the end of reposting period and 365 is quantity of days in a year.

Note 4 – Loan from Director, page F-9

22.        You disclose that during the period from July 29, 2016 (inception) through October 31, 2016, your sole director has loaned you $3,100. On page 5 and throughout your filing, you disclose that your inception date was September 26, 2016 (Inception) to October 31, 2016. Please advise or revise accordingly. 26, 2016. Please revise your disclosure accordingly.

Response: The disclosure was revised.

Exhibit 3.2

23.        We note that Sections 1.1 and 3.1 reference “Exhibit A”. Please file your complete bylaws including Exhibit A.

Response: The corrected bylaws was filed.

Sincerely,

/s/ Hui Liu Ping

President  of Arcom